# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: NewAmsterdam Pharma Co N.V., CIK 0001936258
CUSIP: N62509109
Title of class of securities: Ordinary Shares, nominal value EUR0.12 per share
Address of issuer's principal executive offices: Gooimeer 2-35, Naarden, Netherlands (P7), 1411 DC
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001140361-23-030497
Filed by CIK 0001103804

## Reporting persons
- VIKING GLOBAL INVESTORS LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 6,978,534; sole dispositive power 0; shared dispositive power 6,978,534; aggregate amount beneficially owned 6,978,534 (6.5% of the class)
  Comment: See Item 4
- Viking Global Opportunities Parent GP LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 6,978,534; sole dispositive power 0; shared dispositive power 6,978,534; aggregate amount beneficially owned 6,978,534 (6.5% of the class)
  Comment: See Item 4
- Viking Global Opportunities GP LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 4,675,619; sole dispositive power 0; shared dispositive power 4,675,619; aggregate amount beneficially owned 4,675,619 (4.4% of the class)
  Comment: See Item 4
- Viking Global Opportunities Portfolio GP LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 4,675,619; sole dispositive power 0; shared dispositive power 4,675,619; aggregate amount beneficially owned 4,675,619 (4.4% of the class)
  Comment: See Item 4
- Viking Global Opportunities Illiquid Investments Sub-Master LP: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 0; shared voting power 4,675,619; sole dispositive power 0; shared dispositive power 4,675,619; aggregate amount beneficially owned 4,675,619 (4.4% of the class)
  Comment: See Item 4
- Viking Global Opportunities Drawdown GP LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 2,302,915; sole dispositive power 0; shared dispositive power 2,302,915; aggregate amount beneficially owned 2,302,915 (2.2% of the class)
  Comment: See Item 4
- Viking Global Opportunities Drawdown Portfolio GP LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 2,302,915; sole dispositive power 0; shared dispositive power 2,302,915; aggregate amount beneficially owned 2,302,915 (2.2% of the class)
  Comment: See Item 4
- Viking Global Opportunities Drawdown (Aggregator) LP: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 0; shared voting power 2,302,915; sole dispositive power 0; shared dispositive power 2,302,915; aggregate amount beneficially owned 2,302,915 (2.2% of the class)
  Comment: See Item 4
- HALVORSEN OLE ANDREAS: type of reporting person: individual (IN); citizenship or place of organization: Norway (Q8); does not affirm membership in a group (box b); sole voting power 0; shared voting power 6,978,534; sole dispositive power 0; shared dispositive power 6,978,534; aggregate amount beneficially owned 6,978,534 (6.5% of the class)
  Comment: See Item 4
- Ott David C.: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 6,978,534; sole dispositive power 0; shared dispositive power 6,978,534; aggregate amount beneficially owned 6,978,534 (6.5% of the class)
  Comment: See Item 4
- Shabet Rose Sharon: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 6,978,534; sole dispositive power 0; shared dispositive power 6,978,534; aggregate amount beneficially owned 6,978,534 (6.5% of the class)
  Comment: See Item 4

## Item 1. Issuer
Name of issuer: NewAmsterdam Pharma Co N.V.
Address of issuer's principal executive offices: Gooimeer 2-35, Naarden, Netherlands, 1411 DC

## Item 2. Person Filing
Name of person filing:
Viking Global Investors LP ("VGI"),
Viking Global Opportunities Parent GP LLC ("Opportunities Parent"),
Viking Global Opportunities GP LLC ("Opportunities GP"),
Viking Global Opportunities Portfolio GP LLC ("Opportunities Portfolio GP"),
Viking Global Opportunities Illiquid Investments Sub-Master LP ("VGOP"),
Viking Global Opportunities Drawdown GP LLC ("VGOD GP"),
Viking Global Opportunities Drawdown Portfolio GP LLC ("VGOD Portfolio GP"),
Viking Global Opportunities Drawdown (Aggregator) LP ("VGOD"),
O. Andreas Halvorsen, David C. Ott and Rose S. Shabet (collectively, the "Reporting Persons")
Address of principal business office or, if none, residence: The business address of each of the Reporting Persons is: 600 Washington Boulevard, Floor 11, Stamford, Connecticut 06901.
Citizenship: VGI is a Delaware limited partnership; Opportunities Parent, Opportunities GP, Opportunities Portfolio GP, VGOD GP and VGOD Portfolio GP are Delaware limited liability companies; VGOP and VGOD are Cayman Islands exempted limited partnerships; O. Andreas Halvorsen is a citizen of Norway; and David C. Ott and Rose S. Shabet are citizens of the United States.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
VGI: 6,978,534

VGI provides managerial services to VGOP and VGOD. VGI has the authority to dispose of and vote the Ordinary Shares that VGOP and VGOD directly own. VGI does not directly own any Ordinary Shares.

Based on Rule 13d-3 of the Act, VGI may be deemed to beneficially own the Ordinary Shares that VGOP and VGOD directly own.

VGI beneficially owns 6,978,534 Ordinary Shares consisting of 4,675,619 Ordinary Shares directly owned by VGOP and 2,302,915 Ordinary Shares directly owned by VGOD.

Opportunities Parent: 6,978,534

Opportunities Parent is the sole member of Opportunities GP, which has the authority to dispose of and vote the Ordinary Shares controlled by Opportunities Portfolio GP (which consists of the Ordinary Shares that VGOP directly owns), and is the sole member of VGOD GP, which has the authority to dispose of and vote the Ordinary Shares controlled by VGOD Portfolio GP (which consists of the Ordinary Shares that VGOD directly owns). Opportunities Parent does not directly own any Ordinary Shares.

Based on Rule 13d-3 of the Act, Opportunities Parent may be deemed to beneficially own the Ordinary Shares that VGOP and VGOD directly own.

Opportunities Parent beneficially owns 6,978,534 Ordinary Shares consisting of 4,675,619 Ordinary Shares directly owned by VGOP and 2,302,915 Ordinary Shares directly owned by VGOD.

Opportunities GP: 4,675,619

Opportunities GP serves as the sole member of Opportunities Portfolio GP and has the authority to dispose of and vote the Ordinary Shares controlled by Opportunities Portfolio GP, which consists of the Ordinary Shares that VGOP directly owns. In addition, Opportunities GP is the general partner of each of Viking Global Opportunities Intermediate LP, Viking Global Opportunities III LP, and Viking Global Opportunities LP. Opportunities GP does not directly own any Ordinary Shares.

Based on Rule 13d-3 of the Act, Opportunities GP may be deemed to beneficially own the Ordinary Shares that VGOP directly owns.

Opportunities GP beneficially owns 4,675,619 Ordinary Shares consisting of 4,675,619 Ordinary Shares directly owned by VGOP.

Opportunities Portfolio GP: 4,675,619

Opportunities Portfolio GP serves as the general partner of VGOP and has the authority to dispose of and vote the Ordinary Shares that VGOP directly owns. Opportunities Portfolio GP does not directly own any Ordinary Shares.

Based on Rule 13d-3 of the Act, Opportunities Portfolio GP may be deemed to beneficially own the Ordinary Shares that VGOP directly owns.

Opportunities Portfolio GP beneficially owns 4,675,619 Ordinary Shares consisting of 4,675,619 Ordinary Shares directly owned by VGOP.

VGOP: 4,675,619

VGOP has the authority to dispose of and vote the 4,675,619 Ordinary Shares that it directly owns, which power may be exercised by its general partner, Opportunities Portfolio GP, and by VGI, an affiliate of Opportunities Portfolio GP, which provides managerial services to VGOP.

Viking Global Opportunities LP (a Delaware limited partnership) and Viking Global Opportunities III LP (a Cayman Islands exempted limited partnership), through its investment in Viking Global Opportunities Intermediate LP (a Cayman Islands exempted limited partnership), invest substantially all of their assets in Viking Global Opportunities Master LP (a Cayman Islands exempted limited partnership), which in turn invests through VGOP.

VGOD GP: 2,302,915

VGOD GP serves as the sole member of VGOD Portfolio GP and has the authority to dispose of and vote the Ordinary Shares controlled by VGOD Portfolio GP, which consists of the Ordinary Shares that VGOD directly owns. In addition, VGOD GP is the general partner of each of Viking Global Opportunities Drawdown (Internal) LP, Viking Global Opportunities Drawdown (Onshore) LP, and Viking Global Opportunities Drawdown (Offshore) LP. VGOD GP does not directly own any Ordinary Shares.

Based on Rule 13d-3 of the Act, VGOD GP may be deemed to beneficially own the Ordinary Shares that VGOD directly owns.

VGOD GP beneficially owns 2,302,915 Ordinary Shares consisting of 2,302,915 Ordinary Shares directly owned by VGOD.

VGOD Portfolio GP: 2,302,915

VGOD Portfolio GP serves as the general partner of VGOD and has the authority to dispose of and vote the Ordinary Shares that VGOD directly owns. VGOD Portfolio GP does not directly own any Ordinary Shares.

Based on Rule 13d-3 of the Act, VGOD Portfolio GP may be deemed to beneficially own the Ordinary Shares that VGOD directly owns.

VGOD Portfolio GP beneficially owns 2,302,915 Ordinary Shares consisting of 2,302,915 Ordinary Shares directly owned by VGOD.

VGOD: 2,302,915

VGOD has the authority to dispose of and vote the 2,302,915 Ordinary Shares that it directly owns, which power may be exercised by its general partner, VGOD Portfolio GP, and by VGI, an affiliate of VGOD Portfolio GP, which provides managerial services to VGOD.

Viking Global Opportunities Drawdown (Offshore) LP (a Cayman Islands exempted limited partnership) and Viking Global Opportunities Drawdown (Internal) LP (a Delaware limited partnership), through its investment in Viking Global Opportunities Drawdown (Onshore) LP (a Delaware limited partnership), invest substantially all of their assets in VGOD.

O. Andreas Halvorsen, David C. Ott and Rose S. Shabet: 6,978,534

Mr. Halvorsen, Mr. Ott and Ms. Shabet, as Executive Committee Members of Viking Global Partners LLC (general partner of VGI) and Opportunities Parent, have shared authority to dispose of and vote the Ordinary Shares beneficially owned by VGI and Opportunities Parent. None of Mr. Halvorsen, Mr. Ott and Ms. Shabet directly owns any Ordinary Shares.

Based on Rule 13d-3 of the Act, each may be deemed to beneficially own the Ordinary Shares that VGOP and VGOD directly own.

Mr. Halvorsen, Mr. Ott and Ms. Shabet each beneficially own 6,978,534 Ordinary Shares consisting of 4,675,619 Ordinary Shares directly owned by VGOP and 2,302,915 Ordinary Shares directly owned by VGOD.
Percent of class:
The percentages set forth herein are based on 106,832,952 Ordinary Shares outstanding following the Issuer's underwritten public offering that closed on December 13, 2024, and after the underwriters exercised their option to purchase additional Ordinary Shares in full, as reported in the Issuer's prospectus on Form 424B5, filed with the Securities and Exchange Commission (the "Commission") on December 13, 2024, and the Issuer's current report on Form 8-K, filed with the Commission on December 13, 2024.

VGI: 6.5 %
Opportunities Parent: 6.5 %
Opportunities GP: 4.4 %
Opportunities Portfolio GP: 4.4 %
VGOP: 4.4 %
VGOD GP: 2.2 %
VGOD Portfolio GP: 2.2 %
VGOD: 2.2 %
O. Andreas Halvorsen, David C. Ott and Rose S. Shabet: 6.5
Sole power to vote or to direct the vote:
VGI: 0
Opportunities Parent: 0
Opportunities GP: 0
Opportunities Portfolio GP: 0
VGOP: 0
VGOD GP: 0
VGOD Portfolio GP: 0
VGOD: 0
O. Andreas Halvorsen, David C. Ott and Rose S. Shabet: 0
Shared power to vote or to direct the vote:
VGI: 6,978,534
Opportunities Parent: 6,978,534
Opportunities GP: 4,675,619
Opportunities Portfolio GP: 4,675,619
VGOP: 4,675,619
VGOD GP: 2,302,915
VGOD Portfolio GP: 2,302,915
VGOD: 2,302,915
O. Andreas Halvorsen, David C. Ott and Rose S. Shabet: 6,978,534
Sole power to dispose or to direct the disposition:
VGI: 0
Opportunities Parent: 0
Opportunities GP: 0
Opportunities Portfolio GP: 0
VGOP: 0
VGOD GP: 0
VGOD Portfolio GP: 0
VGOD: 0
O. Andreas Halvorsen, David C. Ott and Rose S. Shabet: 0
Shared power to dispose or to direct the disposition:
VGI: 6,978,534
Opportunities Parent: 6,978,534
Opportunities GP: 4,675,619
Opportunities Portfolio GP: 4,675,619
VGOP: 4,675,619
VGOD GP: 2,302,915
VGOD Portfolio GP: 2,302,915
VGOD: 2,302,915
O. Andreas Halvorsen, David C. Ott and Rose S. Shabet: 6,978,534

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: The response to Item 4 is incorporated by reference herein.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
EXHIBIT A - JOINT FILING AGREEMENT

## Signatures
- VIKING GLOBAL INVESTORS LP: /s/ Scott M. Hendler, Scott M. Hendler on behalf of VIKING GLOBAL INVESTORS LP (1)(2)(3) (02/14/2025)
- Viking Global Opportunities Parent GP LLC: /s/ Scott M. Hendler, Scott M. Hendler on behalf of Viking Global Opportunities Parent GP LLC (1)(2)(3) (02/14/2025)
- Viking Global Opportunities GP LLC: /s/ Scott M. Hendler, Scott M. Hendler on behalf of Viking Global Opportunities GP LLC (1)(2)(3) (02/14/2025)
- Viking Global Opportunities Portfolio GP LLC: /s/ Scott M. Hendler, Scott M. Hendler on behalf of Viking Global Opportunities Portfolio GP LLC (1)(2)(3) (02/14/2025)
- Viking Global Opportunities Illiquid Investments Sub-Master LP: /s/ Scott M. Hendler, Scott M. Hendler on behalf of Viking Global Opportunities Illiquid Investments Sub-Master LP (1)(2)(3) (02/14/2025)
- Viking Global Opportunities Drawdown GP LLC: /s/ Scott M. Hendler, Scott M. Hendler on behalf of Viking Global Opportunities Drawdown GP LLC (1)(2)(3) (02/14/2025)
- Viking Global Opportunities Drawdown Portfolio GP LLC: /s/ Scott M. Hendler, Scott M. Hendler on behalf of Viking Global Opportunities Drawdown Portfolio GP LLC (1)(2)(3) (02/14/2025)
- Viking Global Opportunities Drawdown (Aggregator) LP: /s/ Scott M. Hendler, Scott M. Hendler on behalf of Viking Global Opportunities Drawdown (Aggregator) LP (1)(2)(3) (02/14/2025)
- HALVORSEN OLE ANDREAS: /s/ Scott M. Hendler, Scott M. Hendler on behalf of O. Andreas Halvorsen (1) (02/14/2025)
- Ott David C.: /s/ Scott M. Hendler, Scott M. Hendler on behalf of David C. Ott (2) (02/14/2025)
- Shabet Rose Sharon: /s/ Scott M. Hendler, Scott M. Hendler on behalf of Rose S. Shabet (3) (02/14/2025)
Comment: (1) Scott M. Hendler is signing on behalf of O. Andreas Halvorsen, individually and as an Executive Committee Member of VIKING GLOBAL PARTNERS LLC, on behalf of VIKING GLOBAL INVESTORS LP, and as an Executive Committee Member of VIKING GLOBAL OPPORTUNITIES PARENT GP LLC, on behalf of itself and VIKING GLOBAL OPPORTUNITIES GP LLC, VIKING GLOBAL OPPORTUNITIES PORTFOLIO GP LLC, VIKING GLOBAL OPPORTUNITIES ILLIQUID INVESTMENTS SUB-MASTER LP, VIKING GLOBAL OPPORTUNITIES DRAWDOWN GP LLC, VIKING GLOBAL OPPORTUNITIES DRAWDOWN PORTFOLIO GP LLC and VIKING GLOBAL OPPORTUNITIES DRAWDOWN (AGGREGATOR) LP, pursuant to an authorization and designation letter dated February 9, 2021, which was previously filed with the Commission as an exhibit to a Form 13G filed by Mr. Halvorsen on February 12, 2021 (SEC File No. 005-49737).

(2) Scott M. Hendler is signing on behalf of David C. Ott, individually and as an Executive Committee Member of VIKING GLOBAL PARTNERS LLC, on behalf of VIKING GLOBAL INVESTORS LP, and as an Executive Committee Member of VIKING GLOBAL OPPORTUNITIES PARENT GP LLC, on behalf of itself and VIKING GLOBAL OPPORTUNITIES GP LLC, VIKING GLOBAL OPPORTUNITIES PORTFOLIO GP LLC, VIKING GLOBAL OPPORTUNITIES ILLIQUID INVESTMENTS SUB-MASTER LP, VIKING GLOBAL OPPORTUNITIES DRAWDOWN GP LLC, VIKING GLOBAL OPPORTUNITIES DRAWDOWN PORTFOLIO GP LLC and VIKING GLOBAL OPPORTUNITIES DRAWDOWN (AGGREGATOR) LP, pursuant to an authorization and designation letter dated February 9, 2021, which was previously filed with the Commission as an exhibit to a Form 13G filed by Mr. Halvorsen on February 12, 2021 (SEC File No. 005-49737).

(3) Scott M. Hendler is signing on behalf of Rose S. Shabet, individually and as an Executive Committee Member of VIKING GLOBAL PARTNERS LLC, on behalf of VIKING GLOBAL INVESTORS LP, and as an Executive Committee Member of VIKING GLOBAL OPPORTUNITIES PARENT GP LLC, on behalf of itself and VIKING GLOBAL OPPORTUNITIES GP LLC, VIKING GLOBAL OPPORTUNITIES PORTFOLIO GP LLC, VIKING GLOBAL OPPORTUNITIES ILLIQUID INVESTMENTS SUB-MASTER LP, VIKING GLOBAL OPPORTUNITIES DRAWDOWN GP LLC, VIKING GLOBAL OPPORTUNITIES DRAWDOWN PORTFOLIO GP LLC and VIKING GLOBAL OPPORTUNITIES DRAWDOWN (AGGREGATOR) LP, pursuant to an authorization and designation letter dated February 9, 2021, which was previously filed with the Commission as an exhibit to a Form 13G filed by Mr. Halvorsen on February 12, 2021 (SEC File No. 005-49737).